EXHIBIT A

to the

DISTRIBUTION AND SERVICE PLAN

for the

CLASS A SHARES OF THE

VICTORY PORTFOLIOS II

As Amended May 21, 2015

The Class A Master Distribution Plan has been adopted with respect to the following Funds:

Name of Fund		Rate*

1.	Victory Market Neutral Income Fund	0.25%*

2.	Victory US 500 Enhanced Volatility Wtd Index Fund	0.25%*

*Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class A Shares.

Current as of December 6, 2022